Exhibit (a)(5)(D)

Brooks Automation, Inc. 15 Elizabeth Drive Chelmsford, MA 01824	Tel (978) 262-2400 Fax (978) 262-2500 www.brooks.com
Contact:
Mark Chung
Brooks Automation, Inc.
Telephone: (978) 262-2459
mark.chung@brooks.com
Brooks Automation Announces Final Results of Tender Offer
CHELMSFORD, MA, July 5, 2007 — Brooks Automation, Inc. (Nasdaq: BRKS) today announced the final results of its modified “Dutch Auction” tender offer which expired at 11:59 p.m., Eastern Daylight Time, on June 28, 2007. In accordance with the terms and conditions of the tender offer the Company has accepted for purchase 6,060,000 shares of its common stock at a purchase price of $18.20 per share, for a total cost of approximately $110.3 million. The shares accepted for purchase represent approximately 8% of the shares of common stock outstanding. The total shares tendered before proration was approximately 7,400,000 common shares. Since the offer was oversubscribed, the number of shares that Brooks accepted for purchase from each tendering shareholder was prorated, based upon the proration procedures described in the Offer to Purchase mailed to shareholders and certain other limited exceptions. Shareholders who validly tendered shares at a price equal to or below $18.20 per share have had approximately 82% of those shares accepted for purchase. The depositary will promptly issue payment for the shares accepted for purchase in the tender. Any shares properly tendered and not properly withdrawn, but not purchased, will be returned promptly to stockholders by the depositary. Brooks has financed the tender offer with available cash on hand.
About Brooks Automation, Inc.
Brooks is a leading worldwide provider of automation solutions and integrated subsystems to the global semiconductor and related industries. The company’s advanced offerings in hardware, software and services can help customers improve manufacturing efficiencies, accelerate time-to-market and reduce cost of ownership. Brooks products and global services are used in virtually every semiconductor fab in the world as well as in a number of diverse industries outside of semiconductor manufacturing. For more information, visit http://www.brooks.com.
Safe Harbor Statement under Section 21E of the Securities Exchange Act of 1934.
Some statements in this release may constitute forward-looking statements made under Section 21E of the Securities Exchange Act of 1934. These statements are neither promises nor guarantees but involve risks and uncertainties, both known and unknown, that could cause Brooks’ financial and business results to differ materially from our expectations. They are based on the facts known to management at the time they are made. These forward-looking statements include statements regarding our intention to purchase shares of the Company’s common stock and the manner in which that program will be affected. Factors that could cause results to differ from our expectations include the following: delays in effecting the repurchase plan described above, fluctuations in the price for our common stock , our dependence on the cyclical semiconductor industry; the possibility of downturns in market demand for electronics; continuing uncertainties in global political and economic conditions, especially arising out of conflict in the Middle East; and other factors and other risks that we have described in our filings with the Securities and Exchange Commission, including but not limited to Brooks’ Annual Report on Forms 10-K and 10-K/A, current reports on Form 8-K and our quarterly reports on Form 10-Q. As a result we can provide no assurance that our future results will not be materially different from those projected. Brooks expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.